EXHIBIT 12(a)

RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

						Six Months Ended December 31,
	FY2001	FY2002	FY2003	FY2004	FY2005	2004	2005

Earnings:
Income before income taxes	$127,051	$131,603	$119,974	$129,095	$129,420	$68,489	$70,283
Unconsolidated affiliates' interests, net	35	134	797	714	1,067	652	490
Amortization of capitalized interest	46	48	45	25	25	12	12
Interest expense and other related financing costs	758	640	645	641	761	287	3,402
Interest portion of rent expense (1)	6,801	7,709	9,138	10,052	10,661	5,265	5,958

Adjusted earnings, as defined	$134,691	$140,134	$130,599	$140,527	$141,934	$74,705	$80,145

Fixed Charges:
Interest expense and other related financing costs	$758	$640	$645	$641	$761	$287	$3,402
Interest portion of rent expense (1)	6,801	7,709	9,138	10,052	10,661	5,265	5,958

Total fixed charges	$7,559	$8,349	$9,783	$10,693	$11,422	$5,552	$9,360

Ratio of earnings to fixed charges	17.82	16.79	13.35	13.14	12.43	13.45	8.56

(1)     One-third of rent expense is considered representative of the interest factor within rent expense.